June 20, 2014

United States Securities and Exchange Commission

Attention: Mr. Michael Volley

Washington, DC 20549

Dear Mr. Volley:

We thank you for your comment letter dated May 1, 2014 (the “Comment Letter”) addressed to Asta Funding, Inc. (the “Company”). The following is in response to the Staff’s Comment Letter. To assist you in your review, the comments from your letter are included in italics below and are numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s response immediately follows the comment.

Form 10-K for the Fiscal Year Ended September 30, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 36

1.	We note your response to comment 2 of our letter dated March 7, 2014. Please revise future filings to include the information in the paragraph starting “After the repayment…” from your response. In addition please tell us and revise future filings to discuss the potential financial impact of The Bank of Montreal debt extinguishment.

On June 3, 2014 the Company filed Current Report Form 8-K with details of the final payment made on the remaining amount and the resultant extinguishment of debt that will be recorded in the third quarter of fiscal year 2014. The following is the excerpt from the Form 8-K.

On August 7, 2013, Palisades Acquisition XVI, LLC (“Palisades XVI”), a subsidiary of Asta Funding, Inc. (the “Company,” entered into a Settlement Agreement and Omnibus Amendment (the “Settlement Agreement”) among the Company, Palisades XVI , Palisades Collection, L.L.C., Palisades Acquisition XV, LLC, BMO Capital Markets Corp., Fairway Finance Company, LLC and Bank of Montreal.

The Settlement Agreement amended certain provisions of the Receivables Financing Agreement (“RFA”) involving Palisades XVI as borrower and the above parties, and related documents. The Settlement Agreement provided, among other things, that when BMO received the sum of $15 million (“Remaining Amount”) of further collections from the Great Seneca portfolio and future voluntary prepayments, Palisades XVI and its affiliates would be automatically released from liability in connection with the RFA (subject to customary exceptions). A condition to that release was Palisades XVI’s agreement to grant to BMO, as of the time of the payment of the Remaining Amount, the right to receive 30% of net collections from the Great Seneca Portfolio once Palisades XVI has received from future net collections the sum of $15 million plus voluntary prepayments included in the payment of the Remaining Amount (the “Income Interest”).

On June 3, 2014, Palisades XVI finished paying the Remaining Amount. The final payment of $2,901,199 included a voluntary prepayment of $1,866,036 provided from funds of the Company. Accordingly, Palisades XVI will be entitled to receive $16.9 million of future net collections from its Great Seneca Portfolio before BMO is entitled to receive any payments with respect to its Income Interest.

With this payment of the Remaining Amount and upon completion of the documents granting the Palisades XVI Income Interest, including a written confirmation from BMO that the obligation has been paid in full. Palisades XVI is being released from further debt obligations from the RFA. The Company will record as an extraordinary item, net of applicable income taxes, forgiveness of debt in an amount of approximately $26.1 million (pre-tax) in the third quarter of fiscal year 2014. As the third quarter of fiscal year 2014 is not finalized at this time, the inclusion of this extraordinary item, net of tax is not indicative of results of the third quarter and nine month period ended June 30, 2014.

This disclosure will be part of our Non-Recourse Debt – Bank of Montreal note to the condensed consolidated financial statements and the Liquidity and Capital Resources section of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Notes to Consolidated Financial Statements

Note C – Consumer Receivables Acquired for Liquidation, page F-16

2.	Please provide us illustrative examples similar to the example in response 3c of a typical fully amortized interest method pool for which you are recognizing finance income in 2012 and 2013. Please provide an example of a representative pool with prior impairments and a representative pool with no prior impairments. Please provide supporting commentary to allow us to better understand the cash flow pattern and other facts and circumstances that results in fully amortized pools representing almost all of your finance income.

Please see attached Exhibits 2(a) and 2(b) for the illustrative examples of representative pools with an impairment (2(a)) and a representative pool without an impairment (2(b)). The primary reason for fully amortized pools representing almost all of the finance income in fiscal years 2013 and 2012 is the fact that we have not replenished our Consumer receivables acquired for liquidation inventory. Since 2007, the Company has purchased approximately $531 million in portfolios. Of this amount $365 million has been accounted for under the cost recovery method yielding no finance income. ($300 million was the cost of a single portfolio – Great Seneca, purchased in FY 2007). The remaining $166 million of purchased portfolios are accounted for under the interest method, however the last year with a significant amount of portfolio purchases was FY 2007 with approximately $109 million in portfolio purchases. Fiscal years 2012 and 2013 were years well into the life cycle of these portfolios.

The following table summarizes the zero basis income in fiscal years 2013 and 2012 and the corresponding year in which the portfolio was purchased. As you can see as the portfolios ages past the assigned life of the expected cash flow projections collections are still received to through the present day.

Year of Purchase	Zero Basis Finance Income FY 2013	Zero Basis Finance Income FY 2012
1999	$557,000	$759,000
2000	128,000	74,000
2001	294,000	263,000
2002	81,000	75,000
2003	3,466,000	4,359,000
2004	3,167,000	3,464,000
2005	6,937,000	7,053,000
2006	3,534,000	3,553,000
2007	4,686,000	3,532,000
2008	2,528,000	3,492,000
2009	5,035,000	5,876,000
2010	2,781,000	3,859,000
2011	14,000	—
2012	3,000	—

	$33,211,000	$36,359,000

3.	Please provide us a SAB 99 materiality analysis that assesses the impact on the financial statements for the six months ended March 31, 2014 and for the years ended September 30, 2013 and 2012 if you accounted for your finance receivable portfolios using the cost method under ASC 310-30.

The following table summarizes the difference in finance income if reported on the cost recovery method. The difference is not material. This analysis confirms the trend in that the Company has not significantly replenished our inventory of consumer receivables acquired for liquidation since 2007 and the portfolios are either in the latter stages of the collection or have become fully amortized.

	Six Months Ended March 30, 2014	Fiscal Year Ended Sept 30, 2013	Fiscal Year Ended Sept 30, 2012
Interest	$12,509,000	$29,965,000	$37,562,000
Cost	11,664,000	30,246,000	37,365,000

Difference	($845,000)	$281,000	($197,000)

As Reported in 10-K/10-Q

Interest	$12,509,000	$29,965,000	$37,562,000
Cost	1,395,000	4,398,000	3,037,000

	$13,904,000	$34,363,000	$40,599,000

We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your comments and should you need any additional information after reviewing the responses provided above, please contact me at 201-308-9245, or by fax at 201-308-9449, or by e-mail at rmichel@astafunding.com.

Very truly yours,

/s/ Robert J. Michel
Robert J. Michel
Chief Financial Officer

					(1)	(2)	(3)	(4)	(5)	(6)	(7)
Exhibit 2(a)	Cash Flow Expectations					Equals (1)-(3)- (4)-(5)+(6)	Collection Variance (Projected- Actual) x Interest Rate		Interest		Equals Previous Ending Principal +(2)+(3)+(4)
Sample Portfolio	Projected Collections	Variance	Interest	Interest Rate	Actual Collections	Applied to Principal	Applied to Deferred Revenue	Loss Reserve	Applied to Revenue	Impairment - Expense	Ending Balance Principal
9/30/08 Book Value											$3,152,228
FY 2008	(1,550,000)	118,370	(522,387)	33.7%	(1,431,630)	(949,136)	39,894	—	(522,387)	—	2,242,985
FY 2009 1Q	(375,000)	120,320	(87,449)	23.3%	(254,681)	(195,290)	28,058	—	—		2,075,753
Impairment Dec 2008					—	95,229	(95,229)	(279)	—	—	2,075,474
FY 2009 2Q, 3Q, 4Q	(772,200)	228,770	(256,297)	33.2%	(543,430)	(363,063)	75,930	—			1,788,341
Impairment Sept 2009					—	(277,600)	(75,930)	(57,889)	—	411,419	1,376,921
Loss Reserve Adjustment						269,080	—	(269,080)
FY 2010	(563,000)	(1,193)	(231,320)	41.09%	(564,193)	(332,383)	(490)	—	(231,320)		1,044,048
FY 2011	(543,000)	148,794	(175,598)	32.34%	(394,206)	(261,043)	42,435	—	(175,598)		825,440
FY 2012	(438,000)	308,086	(113,875)	26.00%	(129,914)	(96,138)	80,099	—	(113,875)		809,401
Impairment Sept 2012	—	—	—	0.00%	—	122,044	(122,044)	(649,700)	—	649,700	159,701
FY 2013	(108,680)	18,970	(26,822)	24.68%	(89,710)	(67,570)	4,682	—	(26,822)	—	96,814
FY 2014	(45,459)	21,854	(6,537)	14.38%	(23,604)	(20,210)	3,143	—	(6,537)		$79,746

					(1)	(2)	(3)	(4)	(5)	(6)	(7)
Exhibit 2(b)	Cash Flow Expectation					Equals (1)-(3)- (4)-(5)+(6)	Collection Variance (Projected- Actual) x Interest Rate		Interest		Equals Previous Ending Principal +(2)+(3)+(4)
Sample Portfolio	Projected Collections	Variance	Interest	Interest Rate	Actual Collections	Applied to Principal	Applied to Deferred Revenue	Loss Reserve	Applied to Revenue	Impairment - Expense	Ending Balance Principal
9/30/11 Book Value											$64,378
FY 2012	(46,000)	17,021	(9,881)	21.48%	(28,979)	(22,754)	3,656	—	(9,881)		$45,280
FY 2013	(30,000)	3,291	(5,131)	17.10%	(26,709)	(22,141)	563	—	(5,131)	—	$23,702
FY 2014	(8,000)	(7,460)	(930)	11.62%	(15,460)	(13,663)	(867)	—	(930)		$9,172